Exhibit 4.3

WAIVER

This WAIVER (the “Waiver”), dated as of November 1, 2017, is made by the investor listed on the signature page attached hereto (the “Holder”). Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the November 2016 SPA (as defined below), as applicable.

RECITALS

A. Reference is made to that certain Securities Purchase Agreement dated as of April 22, 2015, by and among between Ener-Core, Inc., a Delaware corporation, with headquarters located at 8965 Research Drive, Suite 100, Irvine, California 92618 (the “Company”), the Holder (if applicable) and the other investors (the “April 2015 Other Holders”) listed on the signature pages attached thereto (the “April 2015 SPA”) and, if applicable, the Senior Secured Notes issued to the Holder pursuant thereto, as amended and restated on December 2, 2016 pursuant to certain amendment agreements (as amended from time to time prior to the date hereof, the “April 2015 Notes”);

B. Reference is made to that certain Securities Purchase Agreement dated as of May 7, 2015, by and among the Company, the Holder (if applicable) and the other investors (the “May 2015 Other Holders” and together with the April 2015 Other Holders, the “Other Holders” and together with the Holder, the “Holders”) listed on the signature pages attached thereto (the “May 2015 SPA” and together with the April 2015 SPA, individually, an “SPA” and collectively, the “SPAs”), and, if applicable, the Senior Secured Notes issued to the Holder pursuant thereto, as amended and restated on December 2, 2016 pursuant to certain amendment agreements (as amended from time to time prior to the date hereof, the “May 2015 Notes” and together with the April 2015 Notes, the “2015 Notes”);

C. Reference is made to that certain Securities Purchase Agreement dated as of September 19, 2017, by and among the Company and the investors listed on the signature pages attached thereto (as amended, restated, modified or joined from time to time, the “September 2017 SPA”), pursuant to which the Company issued convertible senior secured promissory notes in an aggregate principal amount of approximately $0.56 million and related warrants to purchase up to an aggregate of 220,000 shares of the Company’s Common Stock;

D. In order to support its working capital needs, the Company desires to issue additional convertible senior secured promissory notes pursuant to the September 2017 SPA in an aggregate principal amount of up to $444,445 (the “Additional September 2017 Notes”) and related warrants to purchase up to an aggregate of 177,778 shares of the Company’s Common Stock (the “Additional September 2017 Warrants”) and the Holder desires to waive the application of certain provisions in the SPAs and 2015 Notes in connection with the issuance of the Additional September 2017 Notes and Additional September 2017 Warrants; and

E. In compliance with Section 15 of the 2015 Notes and the SPAs, this Waiver shall only be effective upon the execution and delivery of this Waiver and waivers in form and substance identical to this Waiver (other than with respect to the identity of the Holder and any provision regarding the reimbursement of legal fees) (the “Other Waivers” and together with this Waiver, the “Waivers”) by Other Holders of the 2015 Notes (each an “Other Holder”) representing on the Closing Date at least the Required Holders (as defined in each of the 2015 Notes) (such time, the “Effective Time”).

AGREEMENT

NOW THEREFORE, in consideration of the foregoing mutual premises and the covenants and agreements hereinafter set forth, and for other good and valuable consideration, the receipt, and legal adequacy of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I
SECURITIES PURCHASE AGREEMENTS

1. Waiver of Effect of Issuance of Additional September 2017 Notes on SPAs. Each Required Holder hereby consents to the waiver of, and hereby irrevocably waives, the effect of the issuance of the Additional September 2017 Notes and the Additional September 2017 Warrants pursuant to the September 2017 SPA on any representation, warranty or covenant in the SPAs, including but not limited to Sections 4(k) thereof.

ARTICLE II

NOTES

1. Waiver of Effect of Issuance of Additional September 2017 Notes on 2015 Notes. Each Required Holder hereby consents to the waiver of, and hereby irrevocably waives, the effect of the issuance of the Additional September 2017 Notes and the Additional September 2017 Warrants pursuant to the September 2017 SPA on any representation, warranty or covenant in the 2015 Notes, including but not limited to Sections 4(a) and 14(d) thereof.

article III
MISCELLANEOUS

1. Effect of this Waiver. This Waiver shall form a part of the 2015 Notes and SPAs for all purposes, and each holder of 2015 Notes and each party to the SPAs shall be bound hereby. This Waiver shall only be deemed to be in full force and effect from and after both the execution of this Waiver by the parties hereto and the execution of Waivers substantially identical to this Waiver by the “Holders” holding at least a majority of the aggregate principal amount of the 2015 Notes outstanding, including the Lead Investor, as well as the Collateral Agent, that, together with undersigned, constitute the Required Holders under each of the 2015 Notes and SPAs. From and after such effectiveness, any reference to the 2015 Notes and the SPAs shall be deemed to be a reference to the 2015 Notes and SPAs, as modified hereby. Except as specifically amended as set forth herein, each term and condition of the 2015 Notes and SPAs shall continue in full force and effect.

2. Entire Agreement. This Waiver, together with the SPAs and 2015 Notes, as amended and/or amended and restated to date, contains the entire agreement of the parties with respect to the matters contemplated hereby and thereby, and supersedes any prior or contemporaneous written or oral agreements between them concerning the subject matter of this Waiver.

3. Governing Law. This Waiver shall be governed by the internal law of the State of New York.

4. Counterparts. This Waiver may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument; signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are physically attached to the same document. This Waiver may be executed by fax or electronic mail, in PDF format, and no party hereto may contest this Waiver’s validity solely because a signature was faxed or otherwise sent electronically.

[Signature Page Follows]

IN WITNESS WHEREOF, the Holder has caused its signature page to this Waiver to be duly executed as of the date first written above.

HOLDER:

By:
Name:
Title:

Signature Page to Waiver—September 2017